January 19, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bresler & Reiner, Inc (“B&R”)
Form 10-K for the year ended December 31, 2005
Filed March 31, 2006
File No. 000-06201

Dear Ms. Van Doorn,

We are in receipt of your letter dated January 8, 2007.  In response to your comment we intend to revise our Form-10K and amend Item 9A. Controls and Procedures to replace the existing disclosure with the following:

“Evaluation of Disclosure Controls and Procedures—We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005.  Based upon that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure control and procedures provided reasonable assurance that the disclosure controls and procedures are effective to accomplish their objectives.

In 2005, our Chief Executive Officer and Chief Financial Officer completed a review of the company’s internal controls over financial reporting and concluded that there were insufficient resources at the Company to adequately review the accounting for cost of sales at our development projects and the accounting for straight-line rental income and depreciation and amortization expense at our operating properties.  A remediation plan was developed and implemented over the course of 2005 to address these issues.  The plan included hiring additional accounting and internal audit personnel, implementing a new fixed-asset accounting system and utilizing skilled professional consultants to augment the employee base.  These measures enabled the Company to assume primary responsibility for accounting for development costs, straight-line rental income and depreciation and amortization expense and to increase our level of supervision of transactions and of operations at our properties.

Despite the weaknesses in the Company’s internal controls over financial reporting, that were identified and addressed during the year ended December 31, 2005 as described above, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the year ended December 31, 2005.  They reached this conclusion after determining that the weaknesses in internal controls over financial reporting did not prevent the information required to be disclosed in the Company’s reports from being recorded, processed, summarized or reported within the required time periods nor did they prevent such information from being accumulated and communicated to senior management in a manner that would allow for timely decisions regarding required disclosures. In making such a determination they  considered that the weaknesses were discovered during the normal financial statement preparation process and that all financial information required to be communicated and reviewed by the Chief Executive Officer, Chief Financial Officer and Disclosure Committee was communicated with sufficient time to allow timely decisions regarding required disclosures.”

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge your statement in your letter that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have any further questions, or if I can be of assistance to you on this or any other matter, please do not hesitate to contact me at (301) 945-4300 ext.141.

Sincerely,

Darryl M. Edelstein

Chief Financial Officer